FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Dynamotive Energy Systems Corp (the “Issuer”)

140 – 13091 Vanier Place

Richmond, BC V6V 2J1

Tel: (604) 295-6800

Item 2

Date of Material Change

December 9, 2009

Item 3

News Release

Issued December 9, 2009 disseminated via Filing Services Canada and retransmitted by Business Wire.

Item 4

Summary of Material Change

VANCOUVER, CANADA, December 9, 2009 – Dynamotive Energy Systems Corporation (OTCBB: DYMTF)

Commented on its 3rd Quarter results and announced investor conference call for Monday 14th December 2009, 10:00 AM Eastern Standard Time.

Increased sales of BioOil® during the quarter, combined with the Company’s aggressive cost cutting measures (previously disclosed) have resulted in significant reduction in losses.

Losses for the Quarter ended September 30, 2009 were reduced to $1.1 million, or $0.004 per share, compared with net loss of $2.8 million or $0.01 per share in the third quarter of 2008. Dynamotive’s net loss for the nine months ended September 30, 2009 was $4.3 million, or $0.02 per share, compared with a net loss of $7.1 million, or $0.03 per share for the nine months ended September 30, 2008.

Excluding stock-based compensation, the net loss for the third quarter ended September 30, 2009 was $0.9 million, compared with a net loss of $2.4 million for the same quarter in 2008. Dynamotive's net loss for the nine months ended September 30, 2009 was $3.5 million, compared with a net loss of $5.4 million for the same period in 2008.

Total non-cash expenses for the third quarter were $0.2 million in 2009 ($0.4 million in 2008) and for the nine months ended were $0.8 million ($1.7 million in 2008), resulting from non-cash compensation and other non-cash charges.

During the 3rd Quarter, the Company continued its development activities in BioOil upgrading and advanced discussions with strategic partners in regard to joint development and marketing of its BioOil production and upgrading processes.

Independent tests continued on upgraded BioOil A and B further confirming the capacity to upgrade pyrolysis oil to synthetic hydrocarbons.

The Company continues to prioritize third party developments. Further details can be found in the Management Discussion and Analysis section of the financial statements which can be accessed through SEDAR and are also available on the Company’s website www.dynamotive.com.

The Company has funded its operations through product sales, loans by Directors and Management and equity contributions by strategic partners. The Company continues to have a working capital deficiency at quarter end which the Company is seeking to correct through asset sales and possible new equity financing in respect of which there can be no assurances given at this time. Further details can also be found in the Management’s Discussion and Analysis section of the financial statements.

At quarter end, the Company's CFO’s contract expired. The Company’s Audit committee is working together with management in securing a replacement for Mr. Richardson. Mr. Richardson continues to act as a consultant to the Company.

Item 5

Full Description of Material Change

5.1 Full Description of Material Change

VANCOUVER, CANADA, December 9, 2009 – Dynamotive Energy Systems Corporation (OTCBB: DYMTF)

Commented on its 3rd Quarter results and announced investor conference call for Monday 14th December 2009, 10:00 AM Eastern Standard Time.

Increased sales of BioOil® during the quarter, combined with the Company’s aggressive cost cutting measures (previously disclosed) have resulted in significant reduction in losses.

Losses for the Quarter ended September 30, 2009 were reduced to $1.1 million, or $0.004 per share, compared with net loss of $2.8 million or $0.01 per share in the third quarter of 2008. Dynamotive’s net loss for the nine months ended September 30, 2009 was $4.3 million, or $0.02 per share, compared with a net loss of $7.1 million, or $0.03 per share for the nine months ended September 30, 2008.

Excluding stock-based compensation, the net loss for the third quarter ended September 30, 2009 was $0.9 million, compared with a net loss of $2.4 million for the same quarter in 2008. Dynamotive's net loss for the nine months ended September 30, 2009 was $3.5 million, compared with a net loss of $5.4 million for the same period in 2008.

Total non-cash expenses for the third quarter were $0.2 million in 2009 ($0.4 million in 2008) and for the nine months ended were $0.8 million ($1.7 million in 2008), resulting from non-cash compensation and other non-cash charges.

During the 3rd Quarter, the Company continued its development activities in BioOil upgrading and advanced discussions with strategic partners in regard to joint development and marketing of its BioOil production and upgrading processes.

Independent tests continued on upgraded BioOil A and B further confirming the capacity to upgrade pyrolysis oil to synthetic hydrocarbons.

The Company continues to prioritize third party developments. Further details can be found in the Management Discussion and Analysis section of the financial statements which can be accessed through SEDAR and are also available on the Company’s website www.dynamotive.com.

The Company has funded its operations through product sales, loans by Directors and Management and equity contributions by strategic partners. The Company continues to have a working capital deficiency at quarter end which the Company is seeking to correct through asset sales and possible new equity financing in respect of which there can be no assurances given at this time. Further details can also be found in the Management’s Discussion and Analysis section of the financial statements.

At quarter end, the Company's CFO’s contract expired. The Company’s Audit committee is working together with management in securing a replacement for Mr. Richardson. Mr. Richardson continues to act as a consultant to the Company.

The Investor Conference call is scheduled for Monday 14th December at 10:00 AM Eastern Standard Time, following instructions: from North America – 1.800.346.7359 and from International – 1.973.528.0008 using Passcode – 621884  and via webcast at this link - http://www.visualwebcaster.com/event.asp?id=64618

Highlights during the Quarter:

     •

 Announced in August the receipt of orders of BioOil from a US based client over a period of six months. Deliveries of BioOil have been completed to schedule and are continuing at the time of writing.

     •

The Company received an order extension for a further 9 shipments of BioOil from its US based client to be delivered over a period of 3 months which takes planned deliveries of BioOil from the plant to April 2010

     •

Filed Q2 results and the Company continued to implement its strategy to reduce costs, promote sales of product and licensing of its strategy, product R&D, asset utilization and development of strategic alliances to service market opportunities.

     •

CQuest Biochar test program in partnership with BlueLeaf Inc. provided a mid-season update on BlueLeaf’s commercial farming field trial utilizing Dynamotive’s CQuest Biochar begun and reported in 2008, that such findings further support the economic potential for CQuest Biochar as soil enhancer.

     •

Second year harvest results are expected to be available within 60 days of writing and will be published when available.

     •

Updated commercial targets for 2009/2010; the Company’s going forward plan builds on Dynamotive’s competitive advantage and position in the green fuels market place. Dynamotive is one of only two companies with the demonstrated capacity to build multi-hundred ton/day biomass fast pyrolysis plants and is alone in having operational commercial plants in this size range. In addition, Dynamotive has a technology that has been proven at commercial scale and it retains robust technical capabilities.

     •

Announced that the Company successfully applied the BioOil upgrading process to BioOils produced from a variety of feedstocks. The feedstocks from which the BioOils were produced included sugar cane bagasse, bark rich forest trimmings, softwoods and palm fronds. BioOils upgraded were of widely varying quality and in some instances had been in storage for several years. The results enhance the prospects of the BINGO process in that they demonstrate its robustness and versatility. Furthermore, they open the possibility of upgrading BioOils from a variety of biomass sources into a single uniform hydrocarbon product.

Summary financial results are presented as follows:

Unaudited Consolidated Statements Of Loss

and Comprehensive Loss

                                                                                                                                       (expressed in U.S. dollars)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008
	$	$	$	$
REVENUES
License revenue [Note 8]	—	—	—	500,000
				500,000

EXPENSES
Marketing and business development	73,579	77,453	229,873	587,248
Research and development	309,585	483,682	788,666	1,031,826
General and administrative expenses	999,136	1,863,275	3,474,351	6,525,717
Depreciation and amortization	26,084	36,527	74,608	111,948
Interest expense	96,498	60,699	468,975	126,940
Exchange (gain) loss	(399,382)	116,714	(702,821)	229,932
	1,105,500	2,638,350	4,333,652	8,613,611
Loss from operations	(1,105,500)	(2,638,350)	(4,333,652)	(8,113,611)

Interest and other income	66	—	2,211	5,668
Loss on return of equipment deposit	—	(131,090)	—	(131,090)
Gain on reduction in bonus and vacation accrual	—	—	—	1,137,983
Capital taxes	—	—	—	(9,973)
Net loss for the period	(1,105,434)	(2,769,440)	(4,331,441)	(7,111,023)

Other comprehensive income/(loss)
Foreign currency translation adjustment	2,100,000	(1,828,371)	3,100,079	(3,321,626)
Comprehensive income/(loss)	994,566	(4,597,811)	(1,231,362)	(10,432,649)

Weighted average number of common shares outstanding	243,401,053	213,509,053	230,820,069	210,987,668

Basic and diluted (loss) per common share	(0.004)	(0.01)	(0.02)	(0.03)

As previously advised, the Company will continue to timely reporting quarterly results and material events as they arise. Following up on the last shareholder/investor conference call in September 2009, the Company will hold it’s next conference call via audio webcast on Monday, December 14, 2009, at 10:00 AM Eastern; following instructions: from North America – 1.800.346.7359 and from International – 1.973.528.0008 using Passcode – 621884  and via webcast at this link - http://www.visualwebcaster.com/event.asp?id=64618. In addition, the Company will provide project and other updates on the Company’s website.

® BioOil is a registered trademark of DynaMotive Energy Systems Corp.

5.2 Disclosure for Restructuring Transactions

N/A

Item 6

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7

Omitted Information

Not applicable

Item 8

Executive Officer

Contact: Andrew Kingston, President & CEO

Telephone: (604) 295-6800

Item 9

Date of Report

December 9, 2009

DYNAMOTIVE ENERGY SYSTEMS CORPORATION

(Signed) Richard Lin

   ----------------------

   Richard Lin

   Chairman

DYNAMOTIVE ENERGY SYSTEMS CORPORATION

                                                          News Release: December 9, 2009

DYNAMOTIVE REPORTS Q3 OPERATING RESULTS

VANCOUVER, CANADA, December 9, 2009 – Dynamotive Energy Systems Corporation (OTCBB: DYMTF)

Commented on its 3rd Quarter results and announced investor conference call for Monday 14th December 2009, 10:00 AM Eastern Standard Time.

Increased sales of BioOil® during the quarter, combined with the Company’s aggressive cost cutting measures (previously disclosed) have resulted in significant reduction in losses.

Losses for the Quarter ended September 30, 2009 were reduced to $1.1 million, or $0.004 per share, compared with net loss of $2.8 million or $0.01 per share in the third quarter of 2008. Dynamotive’s net loss for the nine months ended September 30, 2009 was $4.3 million, or $0.02 per share, compared with a net loss of $7.1 million, or $0.03 per share for the nine months ended September 30, 2008.

Excluding stock-based compensation, the net loss for the third quarter ended September 30, 2009 was $0.9 million, compared with a net loss of $2.4 million for the same quarter in 2008. Dynamotive's net loss for the nine months ended September 30, 2009 was $3.5 million, compared with a net loss of $5.4 million for the same period in 2008.

Total non-cash expenses for the third quarter were $0.2 million in 2009 ($0.4 million in 2008) and for the nine months ended were $0.8 million ($1.7 million in 2008), resulting from non-cash compensation and other non-cash charges.

During the 3rd Quarter, the Company continued its development activities in BioOil upgrading and advanced discussions with strategic partners in regard to joint development and marketing of its BioOil production and upgrading processes.

Independent tests continued on upgraded BioOil A and B further confirming the capacity to upgrade pyrolysis oil to synthetic hydrocarbons.

The Company continues to prioritize third party developments. Further details can be found in the Management Discussion and Analysis section of the financial statements which can be accessed through SEDAR and are also available on the Company’s website www.dynamotive.com.

The Company has funded its operations through product sales, loans by Directors and Management and equity contributions by strategic partners. The Company continues to have a working capital deficiency at quarter end which the Company is seeking to correct through asset sales and possible new equity financing in respect of which there can be no assurances given at this time. Further details can also be found in the Management’s Discussion and Analysis section of the financial statements.

At quarter end, the Company's CFO’s contract expired. The Company’s Audit committee is working together with management in securing a replacement for Mr. Richardson. Mr. Richardson continues to act as a consultant to the Company.

The Investor Conference call is scheduled for Monday 14th December at 10:00 AM Eastern Standard Time, following instructions: from North America – 1.800.346.7359 and from International – 1.973.528.0008 using Passcode – 621884  and via webcast at this link - http://www.visualwebcaster.com/event.asp?id=64618

Highlights during the Quarter:

•

Announced in August the receipt of orders of BioOil from a US based client over a period of six months. Deliveries of BioOil have been completed to schedule and are continuing at the time of writing.

•

The Company received an order extension for a further 9 shipments of BioOil from its US based client to be delivered over a period of 3 months which takes planned deliveries of BioOil from the plant to April 2010

•

Filed Q2 results and the Company continued to implement its strategy to reduce costs, promote sales of product and licensing of its strategy, product R&D, asset utilization and development of strategic alliances to service market opportunities.

•

CQuest Biochar test program in partnership with BlueLeaf Inc. provided a mid-season update on BlueLeaf’s commercial farming field trial utilizing Dynamotive’s CQuest Biochar begun and reported in 2008, that such findings further support the economic potential for CQuest Biochar as soil enhancer.

•

Second year harvest results are expected to be available within 60 days of writing and will be published when available.

•

Updated commercial targets for 2009/2010; the Company’s going forward plan builds on Dynamotive’s competitive advantage and position in the green fuels market place. Dynamotive is one of only two companies with the demonstrated capacity to build multi-hundred ton/day biomass fast pyrolysis plants and is alone in having operational commercial plants in this size range. In addition, Dynamotive has a technology that has been proven at commercial scale and it retains robust technical capabilities.

•

Announced that the Company successfully applied the BioOil upgrading process to BioOils produced from a variety of feedstocks. The feedstocks from which the BioOils were produced included sugar cane bagasse, bark rich forest trimmings, softwoods and palm fronds. BioOils upgraded were of widely varying quality and in some instances had been in storage for several years. The results enhance the prospects of the BINGO process in that they demonstrate its robustness and versatility. Furthermore, they open the possibility of upgrading BioOils from a variety of biomass sources into a single uniform hydrocarbon product.

Summary financial results are presented as follows:

Unaudited Consolidated Statements Of Loss

and Comprehensive Loss

                                                                                                                                         (expressed in U.S. dollars)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008
	$	$	$	$
REVENUES
License revenue [Note 8]	—	—	—	500,000
				500,000

EXPENSES
Marketing and business development	73,579	77,453	229,873	587,248
Research and development	309,585	483,682	788,666	1,031,826
General and administrative expenses	999,136	1,863,275	3,474,351	6,525,717
Depreciation and amortization	26,084	36,527	74,608	111,948
Interest expense	96,498	60,699	468,975	126,940
Exchange (gain) loss	(399,382)	116,714	(702,821)	229,932
	1,105,500	2,638,350	4,333,652	8,613,611
Loss from operations	(1,105,500)	(2,638,350)	(4,333,652)	(8,113,611)

Interest and other income	66	—	2,211	5,668
Loss on return of equipment deposit	—	(131,090)	—	(131,090)
Gain on reduction in bonus and vacation accrual	—	—	—	1,137,983
Capital taxes	—	—	—	(9,973)
Net loss for the period	(1,105,434)	(2,769,440)	(4,331,441)	(7,111,023)

Other comprehensive income/(loss)
Foreign currency translation adjustment	2,100,000	(1,828,371)	3,100,079	(3,321,626)
Comprehensive income/(loss)	994,566	(4,597,811)	(1,231,362)	(10,432,649)

Weighted average number of common shares outstanding	243,401,053	213,509,053	230,820,069	210,987,668

Basic and diluted (loss) per common share	(0.004)	(0.01)	(0.02)	(0.03)

As previously advised, the Company will continue to timely reporting quarterly results and material events as they arise. Following up on the last shareholder/investor conference call in September 2009, the Company will hold it’s next conference call via audio webcast on Monday, December 14, 2009, at 10:00 AM Eastern; following instructions: from North America – 1.800.346.7359 and from International – 1.973.528.0008 using Passcode – 621884  and via webcast at this link - http://www.visualwebcaster.com/event.asp?id=64618. In addition, the Company will provide project and other updates on the Company’s website.

® BioOil is a registered trademark of DynaMotive Energy Systems Corp.

About Dynamotive

Dynamotive Energy Systems Corporation is an energy solutions provider headquartered in Vancouver, Canada, with offices in the USA and Argentina. Its carbon/greenhouse gas neutral fast pyrolysis technology uses medium temperatures and oxygen-less conditions to turn dry, waste cellulosic biomass into BioOil for power and heat generation. BioOil can be further converted into vehicle fuels and chemicals. Photographs of the Guelph and West Lorne plants may be seen on the company's website www.dynamotive.com.

About BioOil® Biofuel

BioOil® is an industrial fuel produced from cellulose waste material. When combusted it produces substantially less smog-precursor nitrogen oxides (‘NOx’) emissions than conventional oil as well as little or no sulphur oxide gases (‘SOx’), which are a prime cause of acid rain. BioOil® and BioOil Plus™ are price-competitive replacements for heating oils #2 and #6 that are widely used in industrial boilers and furnaces. They have been EcoLogo certified, having met stringent environmental criteria for industrial fuels as measured by Environment Canada’s Environmental Choice Program. BioOil® can be produced from a variety of residue cellulosic biomass resources and is not dependent on food-crop production.

Contacts:

Email: info@dynamotive.com

Website: www.dynamotive.com

Forward Looking Information

Statements in this news release concerning the company's business outlook or future economic performance; including the anticipation of future plant start-ups, partnerships, consortiums, teaming agreements, government assistance, other anticipated cash receipts, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements".  Forward-looking statements are by their nature subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements.  Such risks, uncertainties and factors include, but are not limited to, changes in energy prices, availability of capital, and the company's ability to access capital on acceptable terms or any terms at all, changes and delays in project development plans and schedules, customer and partner acceptance of new projects, changes in input pricing, competing alternative energy technologies, government policies and general economic conditions.  These risks are generally outlined in the company's 20F and other disclosure filings with the Securities and Exchange Commission.